SAND CREEK COMMUNICATIONS COMPANY

                  COMMON STOCK TRANSFER POLICIES

By unanimous consent of the Board of Directors of the Sand Creek Communications Company ("Company"), dated as of June 20, 1995, the following policies were adopted in accordance with Company bylaw requirements regarding the transfer of shares of common stock of the Company

Transfer Price

Effective with the effective date of the share exchange with Sand
Creek Telephone Company, and continuing until these policies are updated, the transfer price for Company common stock shares shall be $58.00 per share.

Transfer Procedures

In order to establish an orderly and fair system for selling
Company stock the following procedures will be followed.

The office manager is instructed to maintain a waiting list of persons interested in acquiring common stock in the Company.
This list shall be maintained on a first come, first serve basis. To be on the list, a person must request to be placed on the list in writing delivered to the office manager. (The office manager will acknowledge, in writing, the receipt of the request so as to verify receipt of the request.)

Persons currently on such list being maintained by the office manager shall maintain their present priority position. Upon receiving shares, a person may request to be put back at the bottom of the list in order to await the opportunity to acquire more shares.

In order to maintain an equitable procedure, shares shall be offered for sale to persons on the waiting list in quantities of one (1) to no more than one hundred (100) shares. Persons wishing to purchase more than one hundred shares will have their name placed at the bottom of the waiting list again and wait for their turn to again purchase up to one hundred shares. No person(s) shall be sold Company common stock unless they sign the Acknowledgement of Restrictions on Transfer of Company Common Stock.

Restrictions on Eligible Shareholders

In keeping with the shareholders' desires for local ownership of the Company as indicated in the Company's bylaws, the following restrictions are established.

1. Priority for purchase of common stock offered by the Company shall be to persons residing in Sand Creek Telephone Company's service area, and then current directors, officers, and employees of the Company. Such persons shall be moved ahead of all other persons on the waiting list of purchasers.
2. Second in priority on the waiting list shall be immediate family members of persons residing in Sand Creek Telephone Company's service area.

3.   Third in priority will be persons residing in the area near
     Sand Creek Telephone Company's service area (within fifty
     (50) miles of the exchange border and within the State of Michigan).

4. Fourth in priority shall be existing shareholders who reside outside Sand Creek Telephone Company's service area and other individuals outside the Sand Creek Telephone Company's service area who have a legitimate interest in Sand Creek Telephone Company's service area (such as relatives of deceased residents of Sand Creek Telephone Company's service area).

5. As there is presently interest from these four priority groups, the Company shall not at the present time make shares available to corporations, whether involved in the communications industry or not, or to banks or other institutional type investors.

Any shareholder or potential shareholder who wishes to request further information or have questions answered regarding these policies and procedures should contact the Company's secretary or treasurer.

                                   Signed:



                                   /s/_______________________________
                                   Robert Hinsdale, President



                                   /s/_______________________________
                                   Gustav Leu, Secretary


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